EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the nine months ended September 30,
	2001	2000

EARNINGS
Pre-tax loss	$(13,757)	$(16,443)
Fixed charges	6,328	9,693

Total	$(7,429)	$(6,750)

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$5,366	$8,858
Interest portion of rental expenses	962	835

Total fixed charges	$6,328	$9,693

Ratio of earnings to fixed charges	(A)	(B)

(A) Earnings were insufficient to cover fixed charges by $13.8 million for the nine months ended September 30, 2001.

(B) Earnings were insufficient to cover fixed charges by $16.4 million for the nine months ended September 30, 2000.